FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

810-625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1 Canarc Commences $400,000 Exploration Program at Windfall Hills Project, BC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp. (Registrant)

Date: September 25, 2018	By:	/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer (Interim)